Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

December 9, 2024	Client-Matter: 70244-031

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky

Re:	NeOnc Technologies Holdings, Inc. Draft Registration Statement on Form S-1 Submitted October 29, 2024 CIK No. 0001979414

Dear Ms. Christine Torney, Ms. Lynn Dicker, Mr. Tyler Howes and Mr. Joshua Gorsky:

On behalf of our client, NeOnc Technologies Holdings, Inc. (the “Company”), we hereby file Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Amendment No. 1”). Amendment No. 1 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated November 27, 2024 (the “Staff’s Letter”) relating to the Company’s Draft Registration Statement on Form S-1 as submitted with the Commission on October 29, 2024. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 1. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 1.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise to identify the Advisor on your cover page.

Response: In response to the Staff’s comment, the cover page has been revised to identify the Advisor.

2.	We note that you are a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market. Please revise your cover page to identify your controlling shareholder and disclose their ownership percentage.

Response: In response to the Staff’s comment, the Company will not be a controlled company, and therefore, the disclosure has been removed on the cover page.

Prospectus Summary, page 1

3.	Please revise your opening discussion on page 2 about the company’s net losses and accumulated deficit to include the most recent financial information to include your interim financial information.

Response: In response to the Staff’s comment, the opening discussion on page 2 about the Company’s net losses and accumulated deficit has been revised to include the Company’s interim financial information.

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1
December 9, 2024

Prospectus Summary
Summary of Risks Related to Our Business, page 4

4.

Please revise this section to remove any summary risk factors that do not have corresponding risk factor disclosure. For example only, we note that there do not seem to be risk factors related to the following summary risk factors:

●	“Even if we complete this offering, we will require additional financing to advance the development of our product candidates. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our operations.”

●	“We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future.”

●	“We have never generated any revenue from product sales and may never become profitable.”

Please remove these risks from your summary or revise to include appropriate risk factor disclosure for each risk identified in this section.

Response: In response to the Staff’s comment, this section has been revised to remove any summary risk factors that do not have a correspond risk factor disclosure.

5.	Please revise to highlight the risks related to your direct listing and volatility of your common stock following this offering in your summary.

Response: In response to the Staff’s comment, the summary on page 4 has been revised to highlight the risks related to the Company’s direct listing and volatility of the Company’s common stock following this offering.

Risk Factors

Our common stock currently has no public market. An active trading market may not develop..., page 65

6.

Please revise this risk factor to clearly state that the opening trading price of your common stock may be unrelated to historical sales prices. Please also revise here to discuss how your public reputation and brand recognition may impact the demand for shares of your common stock.

Response: In response to the Staff’s comment, the risk factor has been revised to state that the opening trading price of the Company’s common stock may be unrelated to historical sales prices on page 67. The risk factor has also been revised to state that the Company’s public reputation and brand recognition may impact the demand for shares of the Company’s common stock on page 68.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Contractual Obligations and Commitments, page 92

7.

Please revise to include all of the company’s contractual obligations and commitments in this section to be consistent with the information throughout the registration statement in accordance with Item 303(b)(1) of Regulation S-K. For example, the legal settlement with the company’s vendor disclosed on page F-18 is not discussed in this section.

Response: In response to the Staff’s comment, this section has been revised to include all of the Company’s contractual obligations and commitments on page 100-102.

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1
December 9, 2024

Business

The Pipeline of NeOnc Drug, page 99

8.

We note that your pipeline table on page 99 indicates that an IND has been filed for NEO100-03. We note elsewhere in your registration statement that an IND for “[i]ntranasal delivery of NEO100 alone, and in combination with doxorubicin for pediatric brain tumors” is “in the process of being prepared.” Please reconcile this disclosure or, alternatively, please advise. To the extent that an IND has not yet been filed for this drug candidate, please revise your pipeline table accordingly.

Response: In response to the Staff’s comment, the disclosure has been revised to state that the IND has been approved on page 120.

Patient Survival: Comparison of NeOnc’s Phase I Trial to Other Cancer Trials, page 103

9.

We note your disclosure here, on page 124 and elsewhere comparing the results of your clinical trials against current standards of care for recurrent malignant gliomas. Please remove these comparisons throughout suggesting that your treatment candidates that are not FDA approved are as effective or superior to approved therapies. You may present objective results of your clinical trials, but such results should not be compared to alternative treatment products unless head-to-head studies were conducted.

Response: In response to the Staff’s comment, the disclosures on pages 103, 105, and 124 comparing the results of the Company’s clinical trials against current standards of care for recurrent malignant gliomas have been removed.

Exclusive Patent License Agreement between USC and our Company, page 128

10.

We note your disclosure on page 129 that you entered into a settlement agreement whereby “the Company and OEP terminated the OEP Agreement in exchange for a payment in the amount of $4,000,000 payable by the Company to OEP within ten days of the close of the Company’s initial public offering.” Please clarify this disclosure here and elsewhere as appropriate to explain whether this payment will be made by the Company to OEP as a result of this offering.

Response: In response to the Staff’s comment, a disclosure has been added clarifying whether the payment will be made to OEP as a result of this offering on page 137.

Settlement Agreements with Licenses, page 130

11.

We note your disclosure on page 130 that you “agreed to settle the dispute [with Fox Infused] for a $600,000 payment by [you] to Fox Infused within 5 business days of the closing date of [your] initial public offering or March 31, 2024.” Please revise your disclosure here to clarify whether this payment will be made as a result of this offering. Additionally, please revise your risk factors to include a discussion of the risks associated with being in default under the terms of your settlement agreement with Fox Infused.

Response: In response to the Staff’s comment, a disclosure has been added clarifying whether the payment will be made to Fox Infused as a result of this offering on page 136. Additionally, a risk factor has been added on page 73 discussing the risks associated with the disputes with Fox Infused and OEP.

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1
December 9, 2024

Plan of Distribution, page 186

12.	Please disclose whether you will be involved in Nasdaq’s price-setting mechanism. In your revisions, clarify if you will coordinate or communicate with the Advisor with respect to any decision to delay or proceed with trading.

Response: In response to the Staff’s comment, a disclosure regarding the Company’s involvement in Nasdaq’s price-setting mechanism has been added on page 203.

13.

Please clarify whether the fee paid to the Advisor is entirely contingent on the successful consummation of the direct listing or whether any portion of the fee is required to be paid regardless of whether the direct listing is completed.

Response: In response to the Staff’s comment, a disclosure stating that all fees to the Advisor are entirely contingent on the successful completion of the direct listing has been added on page 204.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	NeOnc Technologies Holdings, Inc.

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